

July 29, 2009

By U.S. mail and facsimile to (352) 26 68 31 53

Mr. Ricardo Soler, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

> **RE:** **Tenaris S.A.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed June 30, 2009**
>
> **File No. 1-31518**

Dear Mr. Soler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Risks Relating to the Structure of the Company, page 13

1. We note the risk factor on page 13 that the ability of the Company's subsidiaries to pay dividends and make other payments to the parent will depend on their results of operations and financial condition and could be restricted by applicable corporate and other laws and regulations, including those imposing exchange controls or transfer restrictions, and other agreements and commitments of such subsidiaries. Please tell us how you considered the requirements under Rule 5-04 of Regulation S-X to provide condensed parent only financial statements of the

registrant in Schedule I. Explain any restrictions of any applicable country's government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule. Your discussion in Item 5 should also include a discussion of these restrictions. Refer to Item 5.B of the General Instructions to Form 20-F.

Business Segments, page 18

2. You report three operating segments: Tubes, Projects and Others. Given the fact that you have five area managers as disclosed on page 66, it appears there may be additional operating segments pursuant to paragraph 5 of IFRS 8. We note the disaggregated sales data for the Tubes segment by geographic location in MD&A on pages 49 and 52 does not appear to be entirely similar. Further, the discussion on pages 29-32 highlights the differences among the markets and regulatory environments in which you operate. Therefore, please explain to us how you have complied with the aggregation requirements of paragraph 12 of IFRS 8. You may wish to provide us with a copy of the CODM reports to assist us in our understanding of this matter.

Item 5. Operating and Financial Review and Prospects, page 40

Critical Accounting Estimates, page 42

3. We note the discussion on page 43 of the $502.9 million fourth quarter impairment charge which had a 17% impact on 2008 pre-tax income. The disclosure attributes the impairment only to "changes in market conditions". Given the materiality of the impairment charge, please expand the disclosure to fully explain the causes and implications of the impairment. In this regard, please: i) fully address all material business, competitive and economic factors that caused the adverse operating results that precipitated the impairment; ii) disclose the carrying value of the remaining assets of the impaired businesses so that investors can assess the remaining exposure to future impairment charges; and iii) disclose the factors that could result in additional impairment charges. As part of this disclosure, please include a sensitivity analysis of the material assumptions and estimates used regarding the amount of impairment recognized. Further, please clearly distinguish the elements of the impairment charge that were calculated using "value in use" instead of using "fair value less cost to sell". Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

B. Liquidity and Capital Resources, page 54

4. We note your discussion on page 58 that you are in compliance with all covenants on your loan agreements, including financial covenants relating to leverage,

interest coverage and debt service coverage. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

F. Contractual Obligations, page 61

5. We note your discussion of the use of interest rate swaps to partially hedge future interest payments related to long-term debt throughout your filing. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose in future filings estimates of the amounts you will be obligated to pay within the table of contractual obligations. Refer to Item 5.F of the General Instructions to Form 20-F.

6 Financial results, page F-30

6. In future filings, please disclose here or in Item 5 the amounts of derivative gains (losses) recognized in each period for each category of derivative instruments, i.e., interest rate; commodities; foreign exchange; etc. If none of these amounts were material to your operating results or liquidity then please disclose that fact. Further, please disclose whether a material change in any market index would reasonably be expected to cause material losses in your existing derivative positions. This information is needed for investors to better understand the materiality of this activity to your operating results and the materiality of your loss exposure regarding these financial instruments.

34. Update as of June 30, 2009, page F-60

7. In Note 34(c) on page F-61, you disclose that on May 22, 2009, Venezuela's President announced the nationalization of, among other companies, your majority-owned subsidiaries Tavsa and Matesi, and Comsigua, in which you have a minority interest. Please tell us how such nationalization will impact your financial statements and the effect it will have on your revenues, costs, assets, liabilities and operating cash flows.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief